UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 1 )*

                     PUBLIC STORAGE PARTNERS II, LTD.
                           (Name of Issuer)

                 Units of Limited Partnership Interest
                    (Title of Class of Securities)

                                 NONE
                            (CUSIP Number)

   David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           April 1, 1996
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  [  ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       4,198

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       3,334

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             4,198

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             42.4%

   14   Type of Reporting Person*
             CO

         The Statement on Schedule 13D dated November 16, 1995 (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the units of limited partnership interest (the "Units") of Public Storage Partners II, Ltd., a California limited partnership (the "Issuer"), is amended by this Amendment No. 1 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 3.     Source and Amount of Funds or Other Consideration

         The 160 Units acquired by the Reporting Person other than in the Merger (as defined in the Schedule 13D) were purchased for an aggregate cost of approximately $42,560 with funds obtained from the Reporting Person's working capital.

   Item 5.     Interest in Securities of the Issuer

         As of April 1, 1996, the Reporting Person beneficially owned 4,198 Units, representing approximately 42.4% of the 9,890 Units outstanding. The Reporting Person has the sole power to vote all of these Units, has the sole power to dispose of 3,334 of these Units, and has no power to dispose of 864 of these Units.

         During the 60-day period ended April 1, 1996, the Reporting Person engaged in the following acquisitions of Units:

                      No. of           Type            Price
   Transaction        Units             of              per
       Date           Bought        Transaction        Unit
   -----------        ------        -----------       -------

     4/1/96             78             <F1>           $267.00
     4/1/96             20             <F1>           $250.00

   _______________

   <F1>  Unsolicited purchases directly from Unitholders.


                                 SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  April 10, 1996              PUBLIC STORAGE, INC.


                                       By:  /S/ OBREN B. GERICH
                                           ---------------------
                                           Obren B. Gerich
                                           Senior Vice President